06004670

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 **AND ENDING** DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COLCHESTER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 HEADQUARTERS PLAZA NORTH SUITE 336 MORRISTOWN, NJ 07960

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. HOPKINS (973) 455-1629

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA, CARR & O'CONNOR, LLP

1500 E. LANCASTER AVENUE PAOLI PA 19301

(Address) (City) (state) Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS J. HOPKINS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLCHESTER SECURITIES, LLC as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CHRISTINE O'ROURKE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/14/2009

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
213

Financial Report

COLCHESTER SECURITIES, LLC

December 31, 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

COLCHESTER SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Year Ended December 31, 2005

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Colchester Securities, LLC
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Colchester Securities, LLC as of December 31, 2005, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colchester Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 6, 2006

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

COLCHESTER SECURITIES, LLC
Statement of Financial Condition
December 31, 2005

Assets:	
Cash	$127,122
Total assets	$127,122
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 6,750
Member's equity	120,372
Total liabilities and member's equity	$127,122

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2005

Revenues:	
Fee revenues	$939,148
Other income	330
Total revenues	939,478
Expenses:	
Bank service charges	38
Dues and subscriptions	1,443
Insurance	956
Miscellaneous	90
Occupancy expenses	12,000
Professional fees	10,566
Subcontractor financial analysis fees	6,000
Total expenses	31,093
Net income	$908,385

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statement of Member's Equity
For the Year Ended December 31, 2005

Balance - beginning of year	$ 14,629
Member's cash contributions	27,358
Member's cash distributions	(830,000)
Net income	908,385
Balance - end of year	$ 120,372

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 908,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in:	
Accounts payable and accrued expenses	(8,621)
Net cash provided by operating activities	899,764
Cash flows from financing activities:	
Member's contributions	27,358
Member's distributions	(830,000)
Net cash used by financing activities	(802,642)
Net increase in cash	97,122
Cash - beginning of year	30,000
Cash - end of year	$ 127,122

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Notes to Financial Statements
December 31, 2005

---

(1) NATURE OF OPERATIONS

Colchester Securities, LLC (the Company) was organized on August 20, 2004 to provide investment banking services in the areas of restructurings, recapitalizations, merger and acquisitions, as well as private placement services to corporate clients nationwide. On March 10, 2005, the Company was granted broker-dealer registration with the Securities and Exchange Commission (SEC) and membership in the National Association of Securities Dealers (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Fee revenue consists principally of transaction fees, which are recognized when a transaction has been completed and the amount is reasonably determinable and retainers, which are recognized over the life of the agreement. Transaction fees are generally based upon the size of the transaction for advisory assignments and on the amount of capital being raised in a private placement. In certain cases, a fixed transaction fee may be agreed upon with the client. Retainer fees are generally based upon an estimate of the time and effort which will be expended prior to the closing of a transaction.

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the member's income tax returns.

(3) RELATED PARTY TRANSACTIONS

Expense sharing

In accordance with an expense agreement dated November 30, 2004, the Company reimburses its sole investing member, an entity also related through common management, for the Company's allocated share of certain occupancy expenses paid by this entity. Amounts paid under this agreement totaled $12,000 during the year ended December 31, 2005. Had the Company been operating autonomously, its financial position and results of operations could have been different as of December 31, 2005 and for the year then ended.

(4) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or the member of any loss, cost or expense suffered or incurred by the Company or the member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person. The duration of the Company is perpetual.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 8 to 1. At December 31, 2005, the Company had net capital, as defined, of $120,372 which was $115,372 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2005.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 9 and 10 are not applicable.

(6) CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances at one financial institution located in Jersey City, New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balances total $31,212.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

COLCHESTER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital:	
Member's equity	$120,372
Less - member's equity not allowable for net capital	-0-
Member's equity qualified for net capital	120,372
Less - non-allowable assets	-0-
Net capital	$120,372
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 6,750
Total aggregate indebtedness	$ 6,750
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	120,372
Excess of net capital	$115,372
Excess of net capital at 1000%	$119,697
Ratio of aggregate indebtedness to net capital	.06 to 1

Schedule II

COLCHESTER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

COLCHESTER SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

COLCHESTER SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2005

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.

Computation of net capital December 31, 2005, previously reported on Form X-17A-5 (unaudited)	$127,122
Audit adjustment to expenses	(6,750)
Audited computation of net capital	$120,372

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

COLCHESTER SECURITIES, LLC
Year Ended December 31, 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Colchester Securities, LLC
Morristown, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Colchester Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 6, 2006